Filed pursuant to Rule 433

Registration Statement No. 333-288490

Issuer Free Writing Prospectus dated October 15, 2025

Relating to Prospectus Supplement dated October 15, 2025

(To Prospectus dated June 30, 2025)

Taseko Mines Limited

Treasury Offering of Common Shares

October 15, 2025

The Common Shares will be offered by way of a prospectus supplement in each of the provinces and territories of Canada, except Québec and Nunavut and in the United States. A final base shelf prospectus dated June 30, 2025 containing important information relating to the securities has been filed with the securities regulatory authorities in each of the provinces and territories of Canada, except Québec and Nunavut and a corresponding registration statement on Form F-10 (333-288490) has been filed with the U.S. Securities and Exchange Commission. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this term sheet.

Copies of the base shelf prospectus, registration statement and prospectus supplements relating to the Offering, when available, may be obtained upon request in Canada by contacting BMO Nesbitt Burns Inc. ("BMO Capital Markets"), Brampton Distribution Centre C/O The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario, L6S 6H2 by telephone at 905-791-3151 Ext 4312 or by email at torbramwarehouse@datagroup.ca, and in the United States by contacting BMO Capital Markets Corp., Attn: Equity Syndicate Department, 151 W 42nd Street, 32nd Floor, New York, NY 10036, or by telephone at (800) 414-3627 or by email at bmoprospectus@bmo.com.

This term sheet does not provide full disclosure of all material facts relating to the securities. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities, and other documents the Company has filed on EDGAR and SEDAR+ for more complete information, before making an investment decision.

Terms and Conditions

Issuer:	Taseko Mines Limited (the "Company").

Offering:	Treasury offering of 37,100,000 common shares ("Common Shares")

Offering Price:	US$4.05 per Common Share

Issue Amount:	US$150,255,000

Over-Allotment Option:	The Company has granted the Underwriters an option, exercisable, in whole or in part, at any time until and including 30 days following the closing of the Offering, to purchase up to an additional 15% of the Offering at the Offering Price to cover over-allotments, if any (the "Over-Allotment Option").

Use of Proceeds:	The net proceeds of the Offering will be used for the repayment of outstanding indebtedness under the Company's revolving credit facility and for general corporate and working capital purposes.

Form of Offering:	Bought deal by way of a prospectus supplement to be filed in all provinces and territories of Canada, except Québec and Nunavut. Registered public offering in the U.S. via MJDS.

Listing:	An application will be made to list the Common Shares on the Toronto Stock Exchange (the "TSX") and on the NYSE American LLC (the "NYSE American"). The existing Common Shares are listed on the TSX and the LSE under the symbol "TKO" and on the NYSE American under the symbol "TGB".

Eligibility:	Eligible for RRSPs, RRIFs, RESPs, TFSAs, RDSPs and DPSPs.

Joint Bookrunners:	BMO Capital Markets, Canaccord Genuity Corp. and National Bank Financial Inc.

Commission:	4.5%.

Closing:	October 22, 2025.